# FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________________

Commission file number 1-16681



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MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm



(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Thomas A. Reitz
Superintendent of Service and Division Operations

Date: April 28, 2005

Deloitte.

# *Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan*

*Financial Statements – Modified Cash Basis as of and for the Years Ended October 31, 2004 and 2003, Supplemental Schedule as of and for the Year Ended October 31, 2004 and Report of Independent Registered Public Accounting Firm*

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

| TABLE OF CONTENTS | PAGE |
|---|---|


Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

**Deloitte.**

**Deloitte & Touche LLP**
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Missouri Natural Gas Division of
Laclede Gas Company
Wage Deferral Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") as of October 31, 2004 and 2003, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 19, 2005

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| CASH | $ 21,133 | $ 26,181 |
| INVESTMENTS | 4,344,931 | 3,754,683 |
| NET ASSETS AVAILABLE FOR BENEFITS | $4,366,064 | $ 3,780,864 |

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| ADDITIONS: | | |
| CONTRIBUTIONS: | | |
| Employer | $ 138,385 | $ 134,950 |
| Employee | 358,090 | 343,916 |
| | 496,475 | 478,866 |
| INVESTMENT INCOME: | | |
| Interest and dividends | 65,020 | 64,133 |
| Net appreciation in fair value of investments | 166,166 | 487,973 |
| | 231,186 | 552,106 |
| TOTAL ADDITIONS | 727,661 | 1,030,972 |
| DEDUCTIONS: | | |
| DISTRIBUTIONS TO PARTICIPANTS | 71,051 | 93,763 |
| NET TRANSFERS | 71,410 | 39,968 |
| TOTAL DEDUCTIONS | 142,461 | 133,731 |
| INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS | 585,200 | 897,241 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| BEGINNING OF YEAR | 3,780,864 | 2,883,623 |
| END OF YEAR | $4,366,064 | $3,780,864 |

See notes to financial statements.

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS –
MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2004 AND 2003

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** – The financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the basis of cash receipts and disbursements ("modified cash basis"), although investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.

***Investment Valuation*** – The Plan's investments are held in a trust; the trust invests in various funds that are stated at the fair value of the underlying securities, as determined by quoted market prices. Participant loans are stated at cost, which approximates fair market value.

***Use of Estimates*** – The preparation of financial statements on the modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The trust invests in various funds whose underlying assets include U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

***Administrative Expenses*** – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

## 2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended October 31, 2004 and 2003 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

***General*** – The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with American Express Trust Company, the Plan trustee. The Plan is administered by the Missouri Natural Wage Deferral Savings Plan Committee which is a three-member committee appointed by the Laclede Gas Company Board of Directors. All payments made from the Plan require approval of the Missouri Natural Wage Deferral Savings Plan Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

***Eligibility*** – To participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete one year of service and must elect to participate as of any November 1 or May 1.

***Contributions*** – Employees elect pre-tax payroll deductions in 1% increments ranging from 2% through 8% of their annual rate of compensation. Employer contributions are made bi-weekly into the trust in an amount equal to 50% of such employee contributions. In addition, each employee is permitted to make additional deposits of up to 7% of compensation in any Plan year. These additional deposits are not matched by employer contributions.

***Vesting*** – All Participant contributions and Company matching contributions, including earnings thereon, are immediately 100% vested.

***Investment Options*** – Contributions to the Plan may be invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- The Laclede Group, Inc. – ESOP
- Northern Trust Global Investments Russell 2000 Index Fund
- American Express Trust Large Cap Growth Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I
- American Express Trust Short-Term Horizon Fund 25:75
- American Express Trust Medium-Term Horizon Fund 50:50

- American Express Trust Long-Term Horizon Fund 65:35
- American Express Trust Long-Term Horizon Fund 80:20

***Participant Accounts*** – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

***Loans to Participants*** – Participants may borrow against their individual pre-tax account balances, a minimum of $500 up to 50% of their pre-tax account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past twelve months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 10.50% at October 31, 2004.

***Payment of Benefits*** – Withdrawals generally require thirty days advance notice. Withdrawals from the pre-tax match account are limited to employees who are at least age 59-1/2 or have incurred a financial hardship which cannot be relieved by a loan from the Plan. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a twelve month period after receipt of the hardship withdrawal.

***Transfers*** – The pre-tax accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan; any post-tax money would be transferred to the Missouri Natural Gas Division of Laclede Gas Company Savings Plan. The accounts of the Participants who become covered by a collective bargaining agreement for the Laclede Gas Company Division are transferred to the Laclede Gas Company Wage Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

## 3. FUNDING

Company contributions to the Plan are paid to the trustee on a bi-weekly basis and are computed based on 50% of the employee's contribution up to 8% of compensation.

## 4. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

| | 2004 | 2003 |
|---|---|---|
| The Laclede Group, Inc. – ESOP | $ 1,154,559 | $1,162,297 |
| American Express Trust Large Cap Growth Fund | 1,498,531 | 1,390,513 |
| American Express Trust Bond Fund | 516,773 | 464,762 |
| American Express Trust Money Market Fund I | 590,375 | 360,930 |
| Northern Trust Global Investments Russell 2000 Index Fund | 351,066 | 205,123 |

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $166,166 and $487,973, respectively, as follows:

| | 2004 | 2003 |
|---|---|---|
| The Laclede Group, Inc. – ESOP | $ 73,313 | $ 188,306 |
| American Express Trust Large Cap Growth Fund | 29,936 | 210,639 |
| American Express Trust Bond Fund | 28,287 | 19,819 |
| Northern Trust Global Investments Russell 2000 Index Fund | 29,644 | 59,538 |
| American Express Trust Long-Term Horizon Fund 80:20 | 2,392 | 8,368 |
| American Express Trust Long-Term Horizon Fund 65:35 | 498 | 369 |
| American Express Trust Medium-Term Horizon Fund 50:50 | 1,973 | 927 |
| American Express Trust Short-Term Horizon Fund 25:75 | 123 | 7 |

## 5. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

## 7. RELATED PARTIES

Certain Plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR - MODIFIED CASH BASIS
(FORM 5500)
OCTOBER 31, 2004

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par or maturity value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| * | The Laclede Group Inc. - ESOP | Company stock fund (92,468.306 units) | | $ 1,154,559 |
| * | American Express Trust Large Cap Growth Fund | Common/collective trust (9,230.820 units) | | 1,498,531 |
| | Northen Trust Global Investments Russell 2000 Index Fund | Common/collective trust (527.048 units) | | 351,066 |
| * | American Express Trust Bond Fund | Common/collective trust (6,680.627 units) | | 516,773 |
| * | American Express Trust Money Market Fund I | Common/collective trust (590,374.436 units) | | 590,375 |
| * | American Express Trust Short-Term Horizon Fund 25:75 | Common/collective trust (177.343 units) | | 3,501 |
| * | American Express Trust Medium-Term Horizon Fund 50:50 | Common/collective trust (4,221.676 units) | | 100,805 |
| * | American Express Trust Long-Term Horizon Fund 65:35 | Common/collective trust (829.202 units) | | 9,983 |
| * | American Express Trust Long-Term Horizon Fund 80:20 | Common/collective trust (753.742 units) | | 18,249 |
| * | Loans to Participants | Loans to participants (101,088.720 units) Interest rate 5.00% - 10.50% | | 101,089 |

* Party-in-interest.

Deloitte.

**Deloitte & Touche LLP**
100 South 4th Street
St. Louis, MO 63102-1821
USA
Tel: +1 314 342 4900
www.deloitte.com

Exhibit to Form 11-K (Wage Deferral Savings Plan)

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-90248 of The Laclede Group, Inc. on Form S-8 of our report dated April 19, 2005, appearing in this Annual Report on Form 11-K of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan for the year ended October 31, 2004.

Deloitte & Touche LLP

April 19, 2005